THE VERONA FIRM PLLC	(813) 258-0852
P.O. Box 18191	brett@theveronafirm.com
Tampa, Florida 33679	TheVeronaFirm.com

May 30, 2024

Mr. Nicholas O’Leary

US Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

RE: EOS, Inc., File No. 000-55661

Mr. O’Leary:

Below please find our response to your questions and comments posed in your correspondence of May 16, 2024. We have revised the 10-K and will be uploading it accordingly.

1. We note you do not include Item 1.C Cybersecurity. Please revise or advise us why you do not provide disclosure as applicable under Item 106 of Regulation S-K.

Response: We have revised this accordingly in the amended filing.

2. Please revise the heading Evaluation of Disclosure Controls and Procedures to Management’s Report on Internal Control over Financial Reporting. In addition, you set forth that management assessed the effectiveness of our internal control over financial reporting as of July 31, 2018. Please correct the date in an amended filing. Lastly, you set forth that you used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Please revise your disclosure to refer to the specific framework used. Refer to Item 308 of Regulation S-K.

Response: The title of this section has been changed, and the date has been updated accordingly.

3. Please revise your heading to Evaluation of Disclosure Controls and Procedures to provide more clarity. In addition, you refer to December 31, 2020 two times in the paragraph, not December 31, 2023. Please correct your disclosure in an amended filing. Refer to Item 307 of Regulation S-K.

Response: We have revised this accordingly.

4. We note that both sets of certifications are dated April 16, 2023 not 2024. Please filed an amended Form 10-K with corrected dates for your Exhibit 31 and Exhibit 32 certifications. Consolidated Financial Statements, Accounts Receivable, page F-8

Response: We have revised this accordingly and changed the date to 2024.

5. We note on page F-6 that you recorded $272,843 in bad debt expense in 2022 and $148,452 in bad debt recovery in 2023, and that your bad debt expense in 2022 was approximately 42% of net sales. Your related disclosure on pages 13, F-8 and in the results of operations discussion does not appear to provide any information related to the reasons these amounts were recorded. Please revise your filing to provide the disclosures required by ASC 326-20-50-10 and 50-11, and the roll forward required by 50-13. As part of your revised disclosure, please provide company specific details that describe the reasons the bad debt expense and subsequent recovery were recorded. In addition, please tell us the amount of December 31, 2023 accounts receivable that were subsequently collected in cash and the reasons for any significant amounts that were not collected in cash.

Response: We have revised this accordingly. Please refer to Note 5 regarding the Accounts Receivable.

6. We note you attribute your revenue to the Asia Pacific region. Please revise your disclosure to disclose revenues from customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Refer to ASC 280-10-50-41(a).

Response: We have revised this accordingly, such that revenue is broken out by our country of domicile (Taiwan) and other countries.

7. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

We have revised this accordingly, and have now added additional disclosure to our filing in Item 1A – Risk Factors.

8. Please revise to provide the disclosure require by Item 101(h) of Regulation S-K, including for example, clarifying or disclosing your:

• principal products and services and their markets, your distribution methods and the status of any expected new products or services;

• competitive conditions, your competitive position in the industry, and in what way you compete;

• relationships and reliance on suppliers or distributors;

• source of materials and any material suppliers; and

• material patents or intellectual property rights that you own or to which you have acquired the rights.

In addition, please consider whether your disclosure of your number of employees should be updated.

Response: We have revised this accordingly.

If you have any questions, or need anything further, please do not hesitate to contact me.

Kind regards.

/s/ Brett Verona
Brett Verona